Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2016. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 March 2016
(£m)
Capitalisation
Equity
Shareholders’ equity	43,268
Other equity instruments	5,355
Non-controlling interests	414
Total equity	49,037

Indebtedness

Subordinated liabilities	22,119

Debt securities
Debt securities in issue	88,084
Liabilities held at fair value through profit or loss (debt securities)	9,183
Total debt securities	97,267

Total indebtedness	119,386

Total capitalisation and indebtedness	168,423

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 March 2016, all indebtedness was unsecured except for £37.9 billion of securitisation notes and covered bonds and £3.3 billion of debt securities issued by the Group’s asset-backed conduits.

There have been no issuances or redemptions of subordinated liabilities since 31 March 2016.

There has been no material change in the information set forth in the table above since 31 March 2016.